SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Avocent Corporation
(Name of Subject Company)

Avocent Corporation
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)

Samuel F. Saracino
Executive Vice President of Legal and
Corporate Affairs, General Counsel,
and Secretary
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104 (206) 883-2500	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Avocent Corporation, a Delaware corporation (“Avocent” or the “Company”). The address of the Company’s principal executive office is 4991 Corporate Drive, Huntsville, Alabama 35805 and the telephone number of the Company’s principal executive office is (256) 430-4000.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.001 par value per share, of the Company (the “Shares” or the “Common Stock”). As of the close of business on October 1, 2009, there were (i) 44,305,575 Shares issued and outstanding, (ii) 2,655,365 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options (of which 695,580 Shares had an exercise price which is less than the Offer Price (as defined below)), (iii) 1,657,677 Shares subject to restricted stock units and (iv) 861,795 Shares subject to performance shares (of which 729,096 were unearned).

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Statement. The information about the Company’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.avocent.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent” or “Emerson”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $25.00 per Share (the “Offer Price”), in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 5, 2009 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as possible following the successful consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by the Company, Parent, Parent’s subsidiaries or Purchaser or Shares held by stockholders, if any, who properly exercise their appraisal rights under the DGCL), without interest thereon and less certain applicable taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

According to the Offer to Purchase, the Purchaser’s and Parent’s principal executive offices are located at 8000 West Florissant Avenue, St. Louis, Missouri 63136, and the telephone number of their principal executive offices is (314) 553-2000.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of the Company.

Interests of Certain Persons. Certain members of management and the Company’s Board of Directors (the “Board” or the “Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Company stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

Cash Consideration Payable Pursuant to the Offer

Cash Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 1, 2009, the Company’s directors and executive officers owned 285,573 Shares in the aggregate (excluding Stock Options (as defined below), RSUs (as defined below) and Performance Shares (as defined below)). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by

Purchaser, the directors and executive officers would receive an aggregate of approximately $7,139,325 in cash (less certain applicable taxes).

Cash Consideration for Options: As of October 1, 2009, the Company’s directors and executive officers held options to purchase 883,558 Shares in the aggregate, all of which were vested and exercisable as of that date, with exercise prices ranging from $14.55 to $52.44 and an aggregate weighted average exercise price of $38.60 per Share. Pursuant to, and as further described in, the Merger Agreement, each outstanding option to purchase Common Stock granted under any employee stock option or compensation plan or arrangement of the Company (each, a “Stock Option”), whether or not vested or exercisable, will be cancelled on the date on which shares of Common Stock are first accepted for payment under the Offer (the “Acceptance Date”) and converted automatically into the right to receive at or promptly after the Acceptance Date, for each Stock Option, an amount in cash (subject to, and net of, certain applicable taxes) equal to the product obtained by multiplying (x) the number of Shares such holder could have purchased (assuming full vesting of all Stock Options) had such holder exercised such Stock Option in full immediately prior to the Acceptance Date, and (y) the excess, if any, of the Offer Price over the applicable exercise price of such Stock Option. As a result, based on the number of Stock Options to purchase Shares held on October 1, 2009, the executive officers and directors would be entitled to receive a payment of approximately $525,808 in the aggregate for all Stock Options held by such executive officers and directors (less certain applicable taxes).

Cash Consideration for Restricted Stock Units: As of October 1, 2009, the Company’s directors and executive officers held outstanding Company restricted stock units (“RSUs”) covering 416,542 Shares in the aggregate. Pursuant to, and as further described in, the Merger Agreement, each outstanding RSU held by an employee or consultant of the Company or its subsidiaries (other than a non-employee director of the Company) immediately prior to the Acceptance Date will be converted into a restricted stock unit (an “Adjusted RSU”) to acquire, on the same terms and conditions as were applicable to such RSU immediately prior to the Acceptance Date, the number of shares of common stock of Parent (“Parent Common Stock”) determined by multiplying the number of Shares subject to such RSU awards immediately prior to the Acceptance Date by a fraction, the numerator of which is the Offer Price and the denominator of which is the closing price of Parent Common Stock on the New York Stock Exchange on the Acceptance Date (with the resulting number of shares rounded down to the nearest whole share). The holder of an Adjusted RSU will be entitled to full vesting acceleration of such Adjusted RSU in the event his or her employment is terminated by the Company or Parent other than for “cause” (as defined in the Merger Agreement) on or following the Acceptance Date. This provision regarding potential acceleration of vesting is in addition to any other acceleration of vesting provisions that might apply to a particular RSU.

Each outstanding RSU held by a non-employee member of the Board (a “Director RSU”) on the Acceptance Date, whether or not vested, will be fully vested and cancelled on the Acceptance Date and converted automatically into the right to receive, at or promptly after the Acceptance Date, an amount in cash (subject to, and net of, certain applicable taxes) equal to the product obtained by multiplying the number of Shares represented by such Director RSUs by the Offer Price. As a result, based on the number of Director RSUs held by directors on October 1, 2009, the directors would be entitled to receive a payment of $1,632,375 in the aggregate (less certain applicable taxes).

Cash Consideration for Performance Shares: As of October 1, 2009, the Company’s executive officers held outstanding Company performance share awards (the “Performance Shares”) covering 549,735 Shares in the aggregate. Pursuant to, and as further described in, the Merger Agreement, each outstanding Performance Share granted under any equity or compensation plan or arrangement of the Company, whether or not vested, will in each case be fully earned at maximum levels and fully vested, and cancelled on the Acceptance Date and converted automatically into the right to receive, at or promptly after the Acceptance Date, an amount in cash (subject to, and net of, certain applicable taxes) equal to the product obtained by multiplying the aggregate number of Shares represented by such Performance Shares by the Offer Price. As a result, based on the number of Performance Shares held by executive officers on October 1, 2009, the executive officers would be entitled to receive a payment of $13,743,375 in the aggregate (less certain applicable taxes).

Employment Agreements

The Company has entered into employment agreements with each of the following executive officers, which were amended and restated as of December 30, 2008 (the “Employment Agreements”):

•	Michael Borman, Chief Executive Officer;

•	Doyle Weeks, President and Chief Operating Officer;

•	Stephen Daly, Executive Vice President and General Manager of the LANDesk Business Unit;

•	Benjamin Grimes, Executive Vice President of Corporate Strategy and Chief Technology Officer;

•	Samuel Saracino, Executive Vice President of Legal and Corporate Affairs, General Counsel and Secretary;

•	Edward Blankenship, Senior Vice President of Finance, Chief Financial Officer and Assistant Secretary; and

•	Eugene Mulligan, Senior Vice President of Global Operations.

Under their respective Employment Agreements, each executive officer receives an annual base salary, subject to annual increases at the discretion of the Compensation Committee of the Board (the “Committee”). Each executive officer is also entitled to receive an annual bonus at the discretion of the Committee based on the Company’s performance and the performance of the executive officer, and to participate in equity plans and all other benefit programs generally available to the Company’s executive officers. Under the terms of the Employment Agreements, the Company has agreed to indemnify each executive officer for certain liabilities arising from actions taken by the executive officer within the scope of employment.

Under the terms of the Employment Agreements, our executive officers have also agreed that during the term of their employment and for a term of 12 months thereafter (24 months in the case of Mr. Borman, and 18 months in the case of Mr. Weeks), they will not compete against the Company without the Company’s prior written consent. The Employment Agreements prohibit an executive officer from engaging in any capacity in any business activity worldwide that is substantially similar to, or in direct competition with, any of the business activities of or services provided by the Company at the time of the executive officer’s termination.

Under the terms of the Employment Agreements, an executive officer’s employment may be terminated for any reason, with the benefits due to the executive officer dependent on the circumstances of the termination, as discussed below.

Voluntary Termination. An executive officer may voluntarily terminate (resign) employment. Except as set forth below in “Termination Following a Change in Control,” in the case of a voluntary termination, an executive officer will receive only accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination to the full extent of the executive officer’s rights under the Company’s benefit plans.

Death. The estate of an executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of the executive officer’s death. In addition, the estate is entitled to full vesting acceleration of any then-outstanding equity awards granted to the executive officer. The estate of Mr. Borman is not entitled to this acceleration benefit, and instead, his estate is entitled to receive a payment equal to the prorated portion of his targeted bonus for the year in the event of his termination of employment as a result of his death. The estate of an executive officer may be entitled to additional benefits, as more fully described below under “Termination Following a Change in Control.”

Termination upon Disability. The Company may terminate an executive officer’s employment for “disability”, as set forth in the Employment Agreements. In the case of termination upon “disability,” the executive officer will be entitled to receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination, to the full extent of the executive officer’s rights under the Company’s benefit plans, and in addition, subject to signing a release of claims in favor of the Company, also will be entitled to receive the following:

•	Severance compensation equal to the executive officer’s average annual bonus during the two years immediately preceding termination (in Mr. Borman’s case, if he is terminated by reason of disability before the determination of his annual bonus for 2009, this entitlement will instead be to receive his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years), payable in a lump sum;

•	For all executive officers other than Mr. Borman, acceleration of the vesting of any then-outstanding equity awards granted to the executive officer; and

•	Company-paid continuation of medical, dental and vision coverage under the Company’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for a period of 18 months from the date of termination, provided the executive officer timely elects such continuation coverage.

Termination for Cause. The Company may terminate an executive officer’s employment “for cause” (as such term is defined in the Employment Agreements). In the case of a termination “for cause,” the executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination, but no other benefits or severance compensation.

Termination Other Than for Cause. If the Company terminates an executive officer’s employment “other than for cause” (which includes a resignation by the executive officer as a result of a “constructive termination” (as such terms are defined in the executive officer’s Employment Agreement)), the executive officer will be entitled to receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination and in addition, subject to signing a release of claims in favor of the Company, also will be entitled to receive the following:

•	severance compensation equal to the executive officer’s base salary at the rate payable at the time of termination for a period of 12 months following the date of termination (24 months in the case of Mr. Borman and 18 months in the case of Mr. Weeks) and an amount equal to the executive officer’s average annual bonus during the two years immediately preceding his termination (in Mr. Borman’s case, if the termination occurs before the determination of his annual bonus for 2009, this entitlement will instead be to receive his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years), payable in a lump sum, in cash;

•	for Mr. Borman only, temporary housing expenses for a period of 30 days following such termination;

•	acceleration of the vesting of any then-outstanding equity awards granted to the executive officer (other than, in the case of Mr. Borman, unearned Performance Shares); and

•	Company-paid continuation of medical, dental and vision coverage under the Company’s group health plans pursuant to COBRA for a period of 18 months from the date of termination, provided the executive officer timely elects such continuation coverage.

Termination Following a Change in Control

If a “change in control” (as defined in the Employment Agreements) of Avocent occurs and (i) the executive officer terminates his employment within six months for any reason (including death), or (ii) the Company terminates the executive officer’s employment within 18 months for any reason other than a termination (a) “for cause,” (b) by reason of the executive officer’s death (if it occurs more than six months after the “change in control”) or (c) by reason of the executive officer’s “disability,” the executive officer will be entitled to receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination and in addition, subject to signing a release of claims in favor of the Company, also will be entitled to receive the following:

•	severance compensation equal to the executive officer’s base salary at the rate payable at the time of termination for a period of 12 months following the date of termination (24 months in the case of Mr. Borman and 18 months in the case of Mr. Weeks), plus an amount equal to the executive officer’s average annual bonus during the two years immediately preceding his termination (in Mr. Borman’s case, if the termination occurs before the determination of his annual bonus for 2009, this entitlement will instead be to receive his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years), payable in a lump sum, in cash;

•	for Mr. Borman only, temporary housing expenses for a period of 30 days following such termination;

•	acceleration of the vesting of any then-outstanding equity awards granted to the executive officer;

•	Company-paid continuation of medical, dental and vision coverage under the Company’s group health plans pursuant to COBRA for a period of 18 months from the date of termination, provided the executive officer timely elects such continuation coverage; and

•	for all executive officers other than Mr. Borman, indemnification for taxes, if any, imposed on them as a result of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) if payments due to them in the event of a termination following a “change in control” constitute “excess parachute payments” as defined in Code Section 280G.

The consummation of the Offer will constitute a “change in control” under each of the Employment Agreements as the Purchaser will have acquired 25% or more of the total voting power of the Company.

All severance compensation payable under the Employment Agreements is conditioned upon the executive signing a release of claims against the Company that becomes effective no later than 60 days following the employment termination date.

(b) Potential Payments upon Termination In Connection with a Change of Control.

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s executive officers upon the Acceptance Date, or upon a qualifying termination of employment in connection with the Offer (either a voluntary resignation by the executive officer or a termination by the Company other than (1) “for cause” or (2) disability), assuming that the Offer is completed at the Offer Price of $25.00 per share of Common Stock and the termination of employment took place on November 1, 2009.

				Payment in the Case of
		Payment Upon the		Termination of Employment in
Name	Benefit Type	Acceptance Date		Connection with the Offer

Michael Borman	Severance(1)	—		$1,800,000
	Estimated Value of Continued Employee Benefits(2)	—		$23,580
	Estimated Value of Temporary Housing Expenses	—		$15,000
	Value of Equity Award Acceleration	$5,273,438	(3)	$3,250,000	(4)
	Total Value:	$5,273,438		$5,088,580

Doyle Weeks	Severance(1)	—		$816,490
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$2,168,006	(3)	$1,399,075	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		—
	Total Value:	$2,168,006		$2,239,145

Stephen Daly	Severance(1)	—		$402,254
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$1,416,663	(3)	$934,025	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		$797,979
	Total Value:	$1,416,663		$2,157,838

Benjamin Grimes	Severance(1)	—		$365,588
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$1,240,638	(3)	$791,625	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		$706,214
	Total Value:	$1,240,638		$1,887,007

Samuel Saracino	Severance(1)	—		$383,259
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$1,226,606	(3)	$816,650	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		—
	Total Value:	$1,226,606		$1,223,489

Edward Blankenship	Severance(1)	—		$375,974
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$1,372,688	(3)	$893,125	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		$707,130
	Total Value:	$1,372,688		$1,999,809

Eugene Mulligan	Severance(1)	—		$350,878
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$1,045,325	(3)	$696,675	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		—
	Total Value:	$1,045,325		$1,071,133

(1)	Represents cash payments to which the applicable executive officer is entitled pursuant to his Employment Agreement, including amounts attributable to both base salary and bonus compensation, as outlined and described above.
(2)	Includes the portion of the Company’s medical, dental and vision insurance that would be paid on behalf of the applicable executive officer pursuant to his Employment Agreement, as outlined and described above.
(3)	Represents the value of Performance Shares that would accelerate pursuant to the Merger Agreement upon the expiration of the Offer. The value of the acceleration of such Performance Shares was calculated based on the Offer Price multiplied by the number of Performance Shares, at their maximum targets, whether or not vested or earned. All Stock Options held by the executive officers will be fully vested prior to the Acceptance Date, so no additional value was attributed to the Stock Options for purposes of the above table, although the executive officers will be entitled to receive payment for the cancellation of their vested Stock Options, as outlined and described above.
(4)	Represents the value of RSUs that would accelerate pursuant to the executive officer’s Employment Agreement upon a qualifying termination of employment in connection with the Offer, as outlined and described above. The value of the acceleration of such RSUs was calculated based on the Offer Price multiplied by the number of unvested RSUs.
(5)	Represents additional estimated payments to which the executive officer will or may be entitled pursuant to his Employment Agreement to compensate for excise taxes that could be due pursuant to Code Section 280G as a result of the executive officer’s change in control benefits constituting “excess parachute payments,” as defined in Code Section 280G, upon the expiration of the Offer or upon a qualifying termination of employment in connection with the Offer, as outlined and described above.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s certificate of incorporation provides for the indemnification of the Company’s directors to the fullest extent permissible under the DGCL. Consequently, no director will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, the Company’s certificate of incorporation provides that the Company is required to indemnify its directors and the Company’s bylaws provide that the Company is required to indemnify its directors, officers, employees and agents, in each case to the fullest extent permitted by the DGCL. The Company’s bylaws also provide that the Company shall advance expenses incurred by a director, officer, employee or agent in advance of the final disposition of any action or proceeding, and permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether the Company would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

The Company has entered into agreements to indemnify its directors, officers and other employees as determined by the Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between the Company and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(7) hereto, which is incorporated herein by reference. The Company also maintains directors’ and officers’ liability insurance that insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

For a period of six years after the Acceptance Date, Parent has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted under applicable law or as provided under the Company’s certificate of incorporation and bylaws, subject to any limitations imposed under applicable law. For a period of six years, Parent has also agreed to maintain provisions of the Surviving Corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the Company’s certificate of incorporation and bylaws on the date of the Merger Agreement.

Prior to the Effective Time, the Company shall, subject to the consent of Parent (such consent not to be unreasonably withheld), be permitted to purchase a six-year “tail” or runoff policy under the Company’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies, provided that the aggregate cost for such policy does not exceed 250% of the current annual premiums paid by the Company for directors’ and officers’ and fiduciary liability insurance policies. If the Company does not purchase such “tail” or runoff policy, Parent shall cause the Surviving Corporation to either (i) continue to maintain in effect for six years after the Effective Time the directors’ and officers’ and fiduciary liability insurance policies of the Company with terms, conditions, retentions and limits of liability at least as favorable as those in effect under the Company’s policies on the date of the Merger Agreement or (ii) purchase comparable directors’ and officers’ liability insurance for such six-year period with terms, conditions, retentions and limits of liability at least as favorable as those in effect under the Company’s policies on the date of the Merger Agreement, provided that if the aggregate cost exceeds 250% of the current annual premiums paid by the Company for directors’ and officers’ insurance, the Surviving Corporation will be obligated to obtain directors’ and officers’ insurance with the best available coverage with respect to matters occurring at or prior to the Effective Time for an aggregate cost of 250% of the current annual premium.

Representation on the Company’s Board of Directors. The Merger Agreement provides that, effective upon the Acceptance Date, Parent will be entitled to designate a number of directors, rounded up to the next whole number, on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Parent and/or Purchaser following such purchase bears to the total number of Shares outstanding, and the Company will cause Parent’s designees to be elected or appointed as directors of the Company, including by increasing the size of the Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least two of the Company’s current directors who are not employees of the Company shall remain members of the Board until the Effective Time in accordance with the terms of the Merger Agreement.

(c) Arrangements with Parent or Purchaser.

Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Confidentiality Agreement. Parent and the Company entered into a confidentiality agreement, dated as of June 16, 2009 (the “Confidentiality Agreement”), in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives solely for the purpose of evaluating a potential transaction between the parties and not to solicit the other party’s employees until June 16, 2010, and Parent agreed to abide by certain standstill restrictions involving the Company’s securities until the earlier of June 16, 2011 or upon the occurrence of a Significant Event (as defined in the Confidentiality Agreement). This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement. Parent and the Company entered into an exclusivity letter agreement, dated as of September 17, 2009 (the “Exclusivity Agreement”), in connection with a possible negotiated transaction involving Parent and the Company. Under the Exclusivity Agreement, the Company agreed not to, directly or indirectly, solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, a business combination transaction between the Company and any party other than Parent until October 10, 2009. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with Avocent’s legal and financial advisors, at a meeting held on October 5, 2009, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to the Company and the Company’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the Board of Directors’ recommendation and the joint press release issued by the Company and Parent announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

(b) Background.

As part of the ongoing evaluation of our business, our Board of Directors and members of our senior management regularly review and assess opportunities to achieve long-term strategic goals, including potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and other strategic alternatives.

In late January 2008, David N. Farr, Chairman, Chief Executive Officer and President of Emerson, contacted Edwin L. Harper, our then-newly appointed Chairman, to congratulate Mr. Harper on his appointment and discuss ways in which Emerson and Avocent could possibly work together. During this conversation, Mr. Farr and Mr. Harper acknowledged the complementary strategies of the two companies in IT infrastructure management and generally agreed that the two companies should continue to explore ways to work together. Following their telephone call, Mr. Farr sent Mr. Harper some information illustrating Emerson’s strategy in the data center infrastructure market. At that time, Messrs. Farr and Harper focused on identifying opportunities for the two companies to work more closely together, but Emerson did not make any proposals to acquire Avocent and Avocent did not solicit any such proposals.

Early in the second quarter of 2008, we were approached by a large financial sponsor, which we refer to as Sponsor A, interested in a strategic transaction involving the acquisition of Avocent combined with a subsequent sale of one of our divisions to a large software company, which we refer to as Company A. On June 13, 2008, Mr. Harper, Samuel F. Saracino, our General Counsel, and Edward H. Blankenship, our Chief Financial Officer, met in Chicago with representatives of Sponsor A and representatives of Company A. The purpose of the meeting was to allow our management team to gain a better understanding of the transaction proposed by Sponsor A and Company A.

Mr. Harper subsequently informed Avocent’s Board of Directors of Sponsor A and Company A’s verbal proposal at a meeting on June 19, 2008. At this same time, Mr. Harper also reminded the Board of his earlier conversations with Mr. Farr regarding Emerson’s interest in working more closely with Avocent. At the meeting, the Board also discussed (i) the Company’s pending search for a new chief executive, (ii) the comprehensive strategy update recently prepared by a strategic consulting firm hired by the Company, (iii) the initiation of a significant restructuring of the Company’s operations, and (iv) the status of two pending significant acquisitions. Based on these items and the transitional nature of our then-current business plans and strategy, our Board determined that it was not an appropriate time to explore a sale of the Company or to embark on any new significant strategic initiatives. Accordingly, at the direction of our Board, Mr. Harper conveyed the Company’s lack of interest in a sale transaction to Sponsor A and Company A and discontinued further discussions with Emerson.

On June 25, 2008, Sponsor A and Company A sent our Board a letter acknowledging the Company’s rejection of their proposal, but reiterating their interest in a transaction with the Company. In the letter, Sponsor A and Company A offered to acquire the Company for a price ranging from $24.00 to $27.00 per share in cash subject to certain conditions, including satisfactory completion of due diligence. The proposal was premised on a portion of the purchase price coming from the sale of one of the Company’s divisions to Company A and further stated that Sponsor A expected to raise a modest amount of leverage from a third party debt provider in connection with the proposed transaction. Given Sponsor A and Company A’s continuing interest in a transaction and receipt of a written proposal, we sought advice from a nationally recognized financial advisor in connection with Sponsor A and Company A’s proposal and possible unsolicited approaches that we might receive from Sponsor A and Company A.

In June and July 2008, following receipt of Sponsor A and Company A’s proposal letter, our management team continued to analyze and discuss our business plans and strategy. In addition, our Board of Directors held several meetings during this time, at which it further considered our business plans and strategy. Following these meetings, in July 2008 Mr. Harper sent a letter to Sponsor A and Company A explaining that our Board of Directors had met and further considered their proposal, but had unanimously determined that it was not in the best interests of the Company or its stockholders to pursue the proposed transaction.

On July 14, 2008, we announced the appointment of Michael J. Borman as our new Chief Executive Officer and a member of our Board of Directors. Mr. Harper remained Chairman of our Board.

After joining the Company, Mr. Borman began to analyze and update the Company’s long-term strategic plan. In connection with the development of this plan, Mr. Borman identified and assessed several potential strategic alternatives, including a possible business combination with a strategic or financial buyer, the acquisition by the Company of one or more large industry participants, a strategy involving a series of smaller acquisitions by the Company, dispositions of certain business lines and a stand-alone plan that would involve a significant restructuring of our existing businesses and operations. We hired a strategic business consultant in January 2009 to assist Mr. Borman with this process.

In early 2009, a representative of Sponsor A made an introductory call to Mr. Borman. As a result of the call, on March 25, 2009, Messrs. Borman, Blankenship and Saracino met with the representative of Sponsor A. At the meeting, the representative of Sponsor A expressed interest in acquiring the Company’s Management Systems business unit, but made no offer to acquire that unit or the Company. The parties did not discuss Company A’s potential involvement in the transaction. After these discussions, we determined not to pursue further discussions with Sponsor A because we were not interested in exploring a sale of our Management Systems business unit apart from the rest of the Company and we did not believe it was likely that Sponsor A would have sufficient resources on its own to acquire the entire Company.

As part of his assessment of the Company’s long-term strategic plan, Mr. Borman began to evaluate the viability of a transaction with a financial sponsor, including the adoption of an acquisition strategy funded in part by a financial sponsor. To this end, in early 2009 Mr. Borman contacted a large financial sponsor, which we refer to as Sponsor B, that was active in the technology industry to determine Sponsor B’s interest in partnering with the Company in a transaction to facilitate the adoption of an acquisition strategy. In March and April 2009, certain members of our management team corresponded and met with representatives of Sponsor B and exchanged data, including information regarding our strategic plan, with a focus on the anticipated direction of our technology. On May 5, 2009, Sponsor B made a presentation to representatives of the Company regarding a potential buyout transaction.

On May 7 and 8, 2009, at a regularly-scheduled meeting of our Board of Directors, the Board had extensive discussions with our management team regarding the Company’s business plans. As part of these discussions, the Board discussed the conversations that had taken place with Sponsor B. In addition, at this meeting Mr. Harper reminded the Board of Emerson’s previous interest in exploring strategic business opportunities to work with the Company. At the conclusion of this meeting, the Board of Directors authorized Mr. Harper to contact Mr. Farr to determine if Emerson continued to have any interest in exploring strategic opportunities with the Company, and authorized Mr. Borman to continue discussions with Sponsor B regarding ways in which Sponsor B could assist the Company with the execution of its business plan and long-term strategy.

On May 27, 2009, Mr. Harper contacted Mr. Farr and suggested that they restart the conversations they had ended nearly a year prior regarding strategic opportunities for Emerson and Avocent to work together. Mr. Farr agreed to meet with Mr. Harper. In anticipation of their upcoming meeting, Mr. Saracino sent a proposed confidentiality agreement, containing a “standstill” provision, to Emerson. The parties executed the Confidentiality Agreement on June 16, 2009.

In June 2009, our management team held strategy sessions in Sunrise and Delray Beach, Florida. In conjunction with these meetings, certain members of our management team met with representatives of Sponsor B. During the course of this meeting, representatives of Sponsor B confirmed that their interest in Avocent had evolved from that of financing the Company’s acquisition strategy to viewing Avocent as a desirable acquisition target.

The next day, and distinct from, our meeting with Sponsor B, Mr. Farr and certain other Emerson executives traveled to Delray Beach to meet with our management team regarding the Company’s strategic plans and direction. During this meeting, our corporate strategy team presented an overview of management’s vision and strategy.

The following week, on June 29, 2009, two members of our corporate strategy team, along with the strategic business consultant hired in January 2009, met with representatives of Emerson at an Emerson facility in Columbus, Ohio. The purpose of the meeting was to explore further the information that our management team had presented to the Emerson team in Delray Beach. The group discussed our strategic plans, particularly our strategy around our software products, in both our Management Systems and LANDesk business units.

During July 2009, our strategic business consultant had a conversation with a representative of Emerson about hardware revenue opportunities of our Management Systems business unit, LANDesk discovery tools and our planned move to the Avocent Management Platform. Other Emerson representatives sought to better understand our product costs and the power supplies used in our products. At a higher level, Mr. Borman and Mr. Harper, on separate occasions, discussed the progress of the information exchange with Mr. Farr. Mr. Farr indicated to Mr. Harper that Emerson needed a few weeks to evaluate the data received thus far and to determine how Avocent might fit into the Emerson strategy.

During this time, consistent with our Board’s instruction, our management team continued to explore the possibility of partnering with a financial sponsor to pursue an acquisition strategy. In late June 2009, a large national investment bank with which we had shared information regarding our strategic plans introduced members of our management team to representatives of a large financial sponsor active in the technology industry, which we refer to as Sponsor C. On July 2,

2009, members of our management team met with representatives of Sponsor C, which at that time was considering an acquisition of Company A, in order to assess the possibility of acquiring certain assets from Sponsor C immediately following that acquisition of Company A. Later in July 2009, Sponsor C indicated that, rather than assist us in executing an acquisition strategy, it would prefer to assist our management in a buyout of the Company.

In mid-July 2009, Mr. Harper called Mr. Farr to inform him that our Board of Directors had a regular meeting scheduled for early August and that Mr. Harper wanted to take that opportunity to convey Emerson’s interest in a possible strategic transaction.

From June through early August 2009, our management team, analyzing another possible strategic alternative, began to consider the possibility of making a significant acquisition to dramatically change the Company’s strategic direction. Specifically, Mr. Borman and Mr. Blankenship contacted, and had several follow-up telephone conversations with, management of a privately-held software company to assess its interest level and the feasibility of a potential acquisition by Avocent. In addition, members of our management team had meetings with representatives from large national investment banks regarding possible acquisition candidates.

On August 5, 2009, Mr. Farr telephoned Mr. Harper to express Emerson’s interest in acquiring the Company. Later that day, we received a written indication of interest from Emerson proposing that Emerson acquire all of the outstanding shares of our common stock for $21.50 per share (representing a 36% premium to the August 4, 2009 closing price and a 46% premium to the three-month average price) in cash, subject to due diligence, discussions with appropriate management personnel and completion of site visits.

Mr. Farr noted in his letter that Emerson’s proposal was not subject to any financing condition and that Emerson had retained Greenhill & Co., LLC as its financial advisor and
Davis Polk & Wardwell LLP as its legal advisor.

During the regularly-scheduled meeting of our Board of Directors held on August 5 and 6, 2009, members of our senior management team presented to our Board of Directors, among other things, management’s preliminary financial plan for 2010, 2011 and 2012. The Board also reviewed the Emerson indication of interest and discussed the potential interest of various financial sponsors in a strategic transaction with the Company. After careful consideration, the Board requested that management assemble certain additional information in order to better evaluate the Company’s strategic alternatives. In addition, the Board authorized Mr. Harper to communicate to Emerson that the Company required additional time to assemble and evaluate such information before making a definitive determination about whether to pursue a transaction with Emerson. On August 8, 2009, Mr. Harper sent a letter to Mr. Farr, as directed by the Board.

Following the August 5 and 6, 2009 Board meeting, we engaged Morgan Stanley & Co. to provide financial advice and assistance with respect to our Board’s ongoing review of our strategic alternatives, including a possible sale of the Company. Also in August 2009, we engaged Wilson Sonsini Goodrich & Rosati as outside legal counsel to advise the Company in connection with a possible transaction.

At a meeting of the Board on August 14, 2009, Morgan Stanley reviewed its preliminary valuation analyses of the Company based, in part, on management’s preliminary 2010 - 2012 financial plan, which had been reviewed with our Board earlier in August 2009. The Morgan Stanley representatives and members of our senior management team also led a discussion with our Board of Directors regarding certain other strategic alternatives, including a stand-alone plan involving a significant restructuring of our existing businesses and operations, and an acquisition strategy for the Company.

At a meeting on August 21, 2009, the Board further considered our strategic alternatives. At this meeting, representatives of Wilson Sonsini Goodrich & Rosati outlined the directors’ fiduciary duties in the context of considering and approving a sale of the Company. Morgan Stanley then reviewed its preliminary valuation analyses of the Company based, in part, on management’s preliminary 2010 -2012 financial plan. (See Item 4(d), “Opinion of Avocent’s Financial Advisor,” for a discussion of Morgan Stanley’s final valuation analysis.) Our directors also discussed our strategic alternatives, including a stand-alone plan, a significant restructuring of our existing businesses and operations, an acquisition strategy (including financing from a financial sponsor) and an outright sale of the Company. As part of its discussion of a potential sale of the Company, the Board discussed and sought advice from Morgan Stanley and Wilson Sonsini Goodrich & Rosati with respect to various strategies for obtaining the highest price for the Company, including various forms of and strategies for conducting a market check to determine the interest of third parties in acquiring the Company.

At a meeting of the Board on August 24, 2009, the Board discussed a list of potential third parties — both strategic buyers and financial sponsors — that might reasonably be interested in acquiring the Company based on their strategic fit with the Company’s businesses, as well as their likely current interest in and ability to pursue an acquisition of the Company’s size. With respect to potential financial sponsors, the Board discussed and sought advice from Morgan Stanley regarding the current market for leveraged acquisitions and the financing markets in general, as well as the ability of a financial sponsor to acquire the Company in light of its current and projected cash flow and asset base.

Our Board also discussed and considered the potential significant adverse effect that a leak or other public disclosure regarding our consideration of a sale of the Company may have on our business and operations, including the potential significant adverse effect on our relationships with existing customers and partners, customer pursuits, and our ability to retain our key employees. Our Board of Directors also discussed with representatives of Wilson Sonsini Goodrich & Rosati the likely timing and structure of a transaction to acquire the Company and the impact of this timing and structure on the likelihood and ability of a third party to make a competing proposal to acquire the Company after the execution of a definitive agreement to sell the Company, the likely terms of any non-solicitation restrictions that would likely be included in any definitive acquisition agreement to sell the Company, the likely amount of any termination fee that would be payable in connection with accepting a competing acquisition proposal after the Company had entered into a definitive agreement to sell the Company, and the related combined impact of these considerations on our ability to consider and respond to a competing acquisition proposal following the execution of any such definitive agreement.

Based on these considerations, as well as the risk that Emerson would discontinue transaction discussions with us if we were unreasonably delayed in our response to its August 5 indication of interest, our Board of Directors determined that it would be in the best interests of the Company and our stockholders to solicit only a limited number of alternative prospective purchasers. Accordingly, our Board authorized and directed Morgan Stanley to contact one potential strategic buyer, other than Emerson, and Sponsor B and Sponsor C to determine whether they might be interested in discussing an acquisition of the Company. In addition, our Board authorized and directed Mr. Harper to contact one additional potential financial sponsor based on a long-term relationship with the Company. We did not contact Sponsor A at this time because we had previously concluded that it was unlikely that Sponsor A could finance an acquisition of the entire Company on its own.

On August 26 and 27, 2009, representatives of Morgan Stanley contacted the potential strategic buyer and financial sponsors to request that they deliver proposals to acquire the Company by the week of September 7, 2009. Mr. Harper contacted the third financial sponsor to make the same request. Sponsor B and Sponsor C responded to Morgan Stanley’s request with offers to acquire the Company for $20 and $21 per share in cash, respectively, subject in each case to certain conditions (including a financing condition and the satisfactory completion of due diligence). The possible strategic buyer contacted by Morgan Stanley and the financial sponsor contacted by Mr. Harper each indicated that it was not interested in acquiring the Company.

On August 31, 2009, representatives of Morgan Stanley contacted representatives of Greenhill to inform them that the Company’s Board was considering Emerson’s proposal but that the Company would not be able to engage in discussions with Emerson on an exclusive basis unless Emerson were to increase its offer price. On September 8, 2009, Mr. Harper received a letter from Mr. Farr stating that the Emerson team and its advisors had re-examined their initial proposal to acquire the Company, the underlying analysis and the strategic rationale behind a combination of the two companies, and that Emerson was prepared to increase the offered price to between $23.50 and $24.50 per share (representing a 37% to 43% premium to the September 4, 2009 closing price and a 49% to 55% premium to the August 4, 2009 closing price) in cash, subject to the Company entering into a period of exclusive negotiations with Emerson to compensate them for the significant time and resources Emerson would need to commit to finish its due diligence and negotiate a transaction.

At a meeting of the acquisition and strategy committee of our Board of Directors on September 11, 2009, representatives of Morgan Stanley and Mr. Harper reported the results of their calls to potential buyers. Our acquisition and strategy committee had been formed earlier to facilitate the Board’s consideration of transactions but was not authorized to approve any transaction. After the meeting, in accordance with the instruction of the acquisition and strategy committee, representatives of Morgan Stanley contacted Greenhill to convey that the Company was willing to enter into an exclusivity agreement with Emerson based on a firm price of $24.50, provided that Emerson agree to include a “go shop” provision in the definitive agreement to acquire the Company that would enable the Company to solicit competing acquisition proposals during the pendency of a sale to Emerson. The following day, Mr. Harper contacted Mr. Farr to follow up on the discussion between Morgan Stanley and Greenhill. Mr. Harper emphasized the importance to the Company of the “go-shop” provision and an efficient due diligence review by Emerson. Late in the day on September 13, 2009, Mr. Farr contacted Mr. Harper by telephone to inform him that Emerson was amenable to increasing the offered price for the Company to $25.00 per share (representing a 27% premium to the September 11, 2009 closing price and a 59% premium to the August 4, 2009 closing price) in cash if Avocent would agree to forego a “go-shop” provision in the definitive acquisition agreement.

On September 13, 2009, Davis Polk circulated a draft exclusivity agreement that provided for a three-week period during which the Company would not be permitted to solicit competing proposals (but would be permitted to respond to, and enter into negotiations regarding, unsolicited competing proposals). During this period, Emerson would perform its due diligence on the Company and the parties would negotiate a definitive agreement.

Our Board of Directors held a meeting on September 15, 2009 to consider Emerson’s latest proposal. Mr. Harper informed the Board of his telephone conversation with Mr. Farr and Emerson’s latest proposal, including the request for exclusive negotiations and the rejection of a “go shop” proposal in exchange for a higher price. Representatives of Wilson Sonsini Goodrich & Rosati advised the Board on its fiduciary duties and representatives of both Morgan Stanley and Wilson Sonsini Goodrich & Rosati outlined various matters for the Board to consider in relation to Emerson’s latest proposal. As part of this discussion, the representatives of Morgan Stanley also advised the Board on Emerson’s latest proposal in relation to Morgan Stanley’s valuation analysis of the Company and its recent trading price. (See Item 4(d), “Opinion of Avocent’s Financial Advisor,” for a discussion of Morgan Stanley’s final valuation analysis.) After discussion, the Board determined to continue discussions with Emerson and to enter into an exclusivity agreement with Emerson on the terms proposed, subject to obtaining written confirmation from Emerson of its latest price proposal.

On September 16, 2009, Mr. Harper received a letter from Mr. Farr confirming Emerson’s current proposal of $25.00 per share in cash contingent on Emerson being granted a three-week exclusivity period in order to complete satisfactory due diligence on the Company and the Company’s agreement that the definitive acquisition agreement would not contain a “go-shop” provision. The parties executed the Exclusivity Agreement on September 17, 2009.

Beginning September 18, 2009, Emerson commenced its due diligence review of the Company and certain members of our management team began a series of meetings with Emerson personnel and their representatives relating to various areas of the due diligence review. Emerson personnel also conducted site visits at several of our facilities. At the direction of our Board of Directors, no members of our management team held any conversations with Emerson regarding their role with Emerson following any acquisition of the Company.

Davis Polk distributed an initial draft of a merger agreement on September 21, 2009. Wilson Sonsini Goodrich & Rosati conveyed our comments to the proposed merger agreement to Davis Polk on September 24, 2009.

Our Board of Directors held a meeting on September 25, 2009. During this meeting, representatives of Morgan Stanley addressed our current stock price in light of the $25 acquisition price currently being proposed by Emerson. Specifically, Morgan Stanley noted the Company’s market-weighted indexed stock price performance and the significant expansion in the Company’s price to earnings multiple as compared to its peers. Based on these factors in addition to the general performance of the stock market, trading activity in comparable company stock, and recent inquiries regarding the Company, the representatives of Morgan Stanley advised that there was likely some degree of takeover speculation reflected in our stock price. Our management team then presented an update on the status of Emerson’s due diligence review of the Company and Wilson Sonsini Goodrich & Rosati outlined various material terms of Emerson’s proposed merger agreement. As part of this discussion, representatives of Wilson Sonsini Goodrich & Rosati described the key provisions in the merger agreement, including provisions related to the transaction structure and conditionality, as well as key provisions relating to our ability to react to third party competing acquisition proposals. In this regard, Wilson Sonsini Goodrich & Rosati noted that Emerson’s proposed merger agreement would not enable the Company to terminate the Emerson agreement if the Company received a superior acquisition proposal during the pendency of the Emerson transaction, even after the payment of a termination fee. At this meeting, Mr. Borman also informed the Board that management’s 2010 - 2012 financial plan was in the process of being refined to reflect the Company’s recent performance and additional management insight and views on the Company’s prospective financial prospects, which would be presented to the Board at its next meeting.

On September 27, 2009, and thereafter until the execution of the merger agreement, representatives of Wilson Sonsini Goodrich & Rosati and Davis Polk negotiated the terms of the merger agreement. Among other things, counsel discussed the Company’s request for a right to terminate the merger agreement in order to accept a competing acquisition proposal received on an unsolicited basis from a third party if the Company determined that the competing proposal was superior to the Emerson transaction, as well as the amount of the termination fee payable in connection with the termination of the merger agreement in certain circumstances. Subsequent to this discussion, Davis Polk circulated a revised draft of the merger agreement.

During this period, Emerson also continued its due diligence review of the Company, including through a series of meetings with our management team on various topics and site visits to certain of our facilities.

On September 29, 2009, our Board of Directors held a meeting to consider management’s revised 2010 - 2012 financial plan. At the outset of this meeting, Mr. Blankenship presented an update of our anticipated results for the third quarter of 2009. Mr. Borman and Mr. Blankenship then presented management’s revised 2010 - 2012 financial plan. The revised financial plan reflected the Company’s recent performance, as well as management’s views and insights on the Company’s projected financial performance and prospects. Among other things, the revised financial plan included updated assumptions on overall economic growth rates, server unit growth rates, new product acceptance rates, research and development investment needs and sales force expansion plans. Representatives of Morgan Stanley then updated the Board on our stock price, which it had addressed at the previous meeting of the Board and which Morgan Stanley continued to believe likely reflected some takeover speculation due to the fact that our stock price was not trading in line with the market or our market peers despite the absence of any news to explain this divergence. Members of our Board nevertheless expressed concern over the erosion of the premium in Emerson’s current $25 offer price relative to our current trading price due to the recent increase in our trading price. In light of this concern, the Board authorized and instructed Morgan Stanley to seek an increase in Emerson’s offer price. Mr. Harper then summarized his most recent communication with Mr. Farr regarding the status of Emerson’s due diligence review of the Company and the merger agreement negotiations. Representatives of Wilson Sonsini Goodrich & Rosati apprised the Board that Emerson continued to reject the Company’s request for a right to terminate the merger agreement to accept a superior competing acquisition proposal. After discussion, the Board instructed Wilson Sonsini Goodrich & Rosati to continue their efforts to negotiate this right for the Company.

During the evening of October 1, 2009, representatives of Greenhill informed representatives of Morgan Stanley that Emerson was prepared to accept the Company’s request for a right to terminate the merger agreement to accept a superior competing acquisition proposal, subject to payment of a $35 million termination fee.

Our Board of Directors next met on October 2, 2009. Mr. Harper informed the Board of the points addressed with Mr. Farr, including that Emerson was also concerned about our rising stock price. Mr. Borman gave the Board an update of third quarter results. Representatives of Wilson Sonsini Goodrich & Rosati presented a summary of the material terms of the merger agreement, including a discussion of the offer conditions, a material adverse effect condition, acceleration of equity awards for directors, officers and employees, termination rights, the amount of the termination fee, the Company’s rights in relation to its receipt of a competing acquisition proposal and the Avocent Board’s recommendation. Representatives of Morgan Stanley reported on their discussion with representatives of Greenhill, Emerson’s financial advisor, and reported that Emerson was unwilling to increase its offer price beyond $25 per share in cash. Morgan Stanley further discussed a review of premiums paid in recent transactions. The Board instructed our management to continue negotiating the terms of the transaction and facilitating Emerson’s due diligence review of the Company.

Early in the morning on October 4, 2009, Davis Polk circulated a revised draft of the merger agreement. The revised draft set forth a revised proposal with respect to the treatment of certain Company equity awards in the transaction. The previously-scheduled meeting of our Board of Directors convened shortly thereafter. Mr. Harper summarized his recent conversation with Mr. Farr in which Mr. Farr stated that Emerson’s due diligence review had progressed well and was nearly complete. Representatives of Wilson Sonsini Goodrich & Rosati reported and described Emerson’s new proposal regarding the treatment of certain Company equity awards as well as other material terms of the revised merger agreement, and reviewed with the directors their fiduciary duties, including their duties in the context of a change of control. Representatives of Morgan Stanley reviewed its preliminary analysis of the fairness from a financial point of view of the consideration proposed to be received by the stockholders. The meeting was adjourned to allow the Company’s legal representatives and management team to gather further insight into the new proposal regarding the treatment of certain Company equity awards in the transaction. Throughout the day, there were a series of discussions between the legal representatives of each company on this and other issues with respect to the merger agreement and updates on such discussions with the senior management of each company.

Our Board meeting reconvened twice more on October 4, 2009. At each session, the Board was apprised of the discussions among the parties regarding the terms of the transaction. Mr. Borman informed the Board of his conversation with a representative of Emerson regarding employee retention matters. Late in the day, representatives of Morgan Stanley informed the Board that, although the parties were now in agreement with respect to the treatment of Company equity awards in the transaction, Emerson would not be able to complete its due diligence review that day.

On October 5, 2009, Emerson informed us that it had completed its due diligence review and was prepared to execute the merger agreement. Representatives of Wilson Sonsini Goodrich & Rosati sent a final summary of the merger agreement to the members of our Board of Directors to outline the proposed final terms of the merger agreement, subject to Board approval.

Our Board of Directors held a meeting on the evening of October 5, 2009. After discussion among our Board of Directors, our senior management and the representatives from Wilson Sonsini Goodrich & Rosati and Morgan Stanley, our Board of Directors requested that Morgan Stanley render to the Board an opinion as to whether the financial consideration to be received by our stockholders in the proposed merger was fair, from a financial point of view, to our stockholders. Morgan Stanley delivered to our Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 5, 2009 that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the $25.00 per share merger consideration to be received by the holders of our common stock in the proposed merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Morgan Stanley, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken with such opinion, is attached as Annex II to this information statement.

Following the receipt of the opinion from Morgan Stanley, our Board of Directors engaged in additional deliberations regarding the transaction, the proposed terms of the merger agreement and the various presentations of its legal and financial advisors, and taking into consideration the factors described under Item 4(c), “Reasons for Recommendation,” our Board of Directors unanimously adopted resolutions declaring that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, and are fair to Avocent and our stockholders. The Board unanimously approved the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized the Company to enter into the merger agreement.

The parties executed the Merger Agreement during the night of October 5, 2009. Prior to the opening of the stock market on October 6, 2009, the Company and Emerson issued a joint press release announcing the execution of the Merger Agreement.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company’s senior management and legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, and business of the Company, as well as the Company’s financial plan and prospects, if it were to remain an independent company. The Board evaluated the Company’s long-term financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if the Company were to execute or fail to execute upon its financial plan. The Board considered that the Company’s financial plan required significant additional investments for both acquisitions and internal growth. The Board discussed the impact of general economic market trends on the Company’s sales, as well as general market risks that could reduce the market price of the Shares. The Board also considered the highly competitive and rapidly evolving environment in which the Company operates and is expected to operate in the future and the impact of this competitive environment on the Company’s ability to retain and expand its portion of the total available market.

Available Alternatives; Results of Discussions with Third Parties. The Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another company or financial sponsor, or continuing to operate the Company as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Board considered the possibility of growing the Company’s business through significant acquisitions and internal growth while remaining an independent public company. In this respect, the Board considered the significant additional investments that would be required for such acquisitions and the potential execution risks and uncertainties associated therewith. The Board also considered the results of the process that the Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The Board considered the indications of interest in an acquisition of the Company expressed by Sponsor B and Sponsor A. The Board of Directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price.

Financial Market Conditions; Historical Trading Prices. The Board considered the current regional, national and international economic climate and the conditions of the financial markets. The Board considered historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 22% over the closing price per share of the Shares on October 5, 2009, the last full trading day prior to the meeting of the Board of Directors to consider and approve the Merger Agreement, and a premium of approximately 45% over the closing price per share of the Shares on September 4, 2009.

Opinion of the Company’s Financial Advisor. The opinion of Morgan Stanley, dated as of and delivered to the Board of Directors on October 5, 2009, to the effect that as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares. The full text of Morgan Stanley’s written opinion, dated October 5, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex II and is incorporated herein by reference. Morgan Stanley provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement. Morgan Stanley’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote at any stockholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. For a further discussion of Morgan Stanley’s opinion, see “Opinion of Avocent’s Financial Advisor” below.

Cash Consideration; Certainty of Value. The Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent’s proposal was not subject to obtaining any outside financing. The Board considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement, which modify qualify and create exceptions to the representations and warranties and allocate risk between the Company, Parent and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about the Company, Parent or Purchaser) and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:

(a) Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(b) No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, Parent’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

(c) Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the Merger Agreement that provide for the ability of the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, written acquisition proposal that the Board of Directors believes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined in Section 7.04(e) of the Merger Agreement) and to furnish to such third party non-public information relating to the Company pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the confidentiality agreement entered into with Parent.

(d) Change of Recommendation; Fiduciary Termination Right. In the event the Company receives a Superior Proposal, the Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to fail to make, withdraw or modify in a manner adverse to Parent its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger. However, the Board may not make such an adverse recommendation change in response to an acquisition proposal received by a third party unless (i) such acquisition proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing at least five business days before the adverse recommendation change of its intention to take such action and (iii) Parent does not make, within five business days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (with any amendment to the financial terms or other material terms of such Superior Proposal requiring a new written notification from Avocent and a new five business day period). The Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) the Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law, (ii) the Company has complied with requirements set forth in the prior sentence and (iii) the Company pays Parent a termination fee of $35,000,000 in cash.

(e) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

(f) Merger Option. The Board considered that Purchaser had been granted a “top-up option” to purchase from the Company, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.

(g) Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

Termination Fee. The termination fee of approximately $35,000,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Company’s Board changes its recommendation with respect to the Offer or the Merger. The Board considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

The Board also considered the impact of the Offer and the Merger on the Company’s and its subsidiaries’ employees, business partners, customers and others having dealings with them.

In arriving at their respective recommendations, the directors of Avocent were aware of the interests of executive officers and directors of Avocent as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Avocent were aware of the interests of executive officers and directors of Avocent as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Opinion of Avocent’s Financial Advisor.

Opinion of Morgan Stanley & Co. Incorporated

The Company retained Morgan Stanley to provide it with financial advisory services in connection with a possible sale, merger or other strategic business combination involving the Company. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation. At the meeting of the Board of Directors on

October 5, 2009, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of October 5, 2009, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of October 5, 2009, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. You are encouraged to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger. The opinion, and the other views and analysis of Morgan Stanley referenced throughout this document, do not constitute a recommendation as to whether or not any holder of Shares should accept the Offer or how any holder of Shares should vote at any stockholders’ meeting held in connection with this transaction or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and certain parties and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as we have deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and formed a substantial basis for the opinion. With respect to the financial projections, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company on the future financial performance of the Company. Morgan Stanley also assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax, or regulatory advisor and has relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Common Stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, October 5, 2009. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Financial Analyses of Morgan Stanley

The following is a summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letters dated October 5, 2009.

Trading Range Analysis

Morgan Stanley reviewed the range of closing prices for the Common Stock over the 12 months ending on October 5, 2009. Over such period, the Company’s stock traded in a range of $10 to $21 per share. Morgan Stanley noted the consideration to be received by holders of Common Stock in the Offer and the Merger is $25.00 per share.

Analyst Price Targets

Morgan Stanley reviewed the range of publicly available equity research analyst price targets for the Company as of October 5, 2009. Morgan Stanley discounted these price targets by an estimated cost of equity of 11%. This resulted in a range of $13 to $23 per share. Morgan Stanley noted that the consideration to be received by holders of Common Stock in the Offer and the Merger is $25.00 per share.

Comparable Companies Analysis

Morgan Stanley performed a comparable company analysis, which attempted to provide an implied value for the Company by comparing it to similar companies. For purposes of this analysis, Morgan Stanley reviewed certain public trading multiples for the following 21 companies which, based on its experience with companies in the technology industry, Morgan Stanley considered similar to the Company:

•	3Com Corporation;

•	BMC Software, Inc.;

•	Brocade Communications Systems, Inc.;

•	CA, Inc.;

•	Compuware Corporation;

•	Emerson Electric Co.;

•	Emulex Corporation;

•	Extreme Networks, Inc.;

•	F5 Networks, Inc.;

•	Kontron AG;

•	Netgear, Inc.;

•	NetScout Systems, Inc.;

•	Novell, Inc.;

•	Plantronics, Inc.;

•	Polycom, Inc.;

•	QLogic Corporation;

•	Quest Software, Inc.;

•	RadiSys Corporation;

•	Schneider Electric S.A.;

•	Symantec Corporation; and

•	Zebra Technologies Corporation.

Selected multiples that are commonly used by participants and investors in the technology industry for the Company and each of the comparable companies were reviewed in this analysis. Morgan Stanley analyzed the price per share divided by calendar year 2010 estimated earnings per share, defined as net income excluding certain nonrecurring expenses divided by fully diluted shares outstanding.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant company financial statistic using the projections provided by the management of the Company and estimates published by equity research analysts. Morgan Stanley estimated the implied value per Share as follows:

		Comparable		Implied Value
		Company		Per Share for
	Calendar Year Financial Statistic	Multiple Range		the Company
Management Projections	Price to Estimated 2010 Earnings Per Share	9.0x -11.0	x	$17 - $21
Equity Research Estimates	Price to Estimated 2010 Earnings Per Share	9.0x -11.0	x	$16 - $20

Morgan Stanley noted that the consideration to be received by holders of Common Stock in the Offer and the Merger was $25.00 per share.

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or the median) is not in itself a meaningful method of using comparable company data.

Future Stock Price Analysis

Morgan Stanley performed an analysis of the potential future stock price of the Company. Using Company management’s estimates and equity research analyst estimates for fiscal year 2012 earnings per share, a next-twelve-months price-to-earnings multiple of 10.0x - 12.0x and a cost of equity of 11.0%, Morgan Stanley determined that the present value of the potential future stock price was $22 to $27 based on management projections and $19 to $23 based on research analyst estimates. Morgan Stanley noted that the consideration to be received by holders of Common Stock in the Offer and the Merger was $25.00 per share.

Discounted Cash Flow Analysis

Using the management projections and equity research analyst estimates for 2009 to 2012 as a basis, Morgan Stanley performed a discounted cash flow analysis to determine the present value of the free cash flows that the Company could generate from September 30, 2009 and beyond. The discounted cash flow analysis determined the discounted present value of the unleveraged free cash flow generated over the period covered by the financial forecasts and then added a terminal value based on a perpetual growth rate ranging from 2.0% - 3.0%. Morgan Stanley assumed a discount rate of 10.5% - 11.5%. This resulted in a valuation range for the Common Stock of $24 to $30 per share based on management projections and $22 to $27 per share based on equity research analyst estimates. Morgan Stanley noted that the consideration to be received by holders of Common Stock in the Offer and the Merger was $25.00 per share.

Leveraged Buyout Analysis

Morgan Stanley also analyzed the Company from the perspective of a potential purchaser that was a financial buyer that would effect a leveraged buyout of the Company. Morgan Stanley used management projections and equity research analyst estimates for 2009 to 2012 as a basis for this analysis. Based on its experience, Morgan Stanley assumed that a financial sponsor could monetize its investment in the Company in 2014 at an aggregate value range that represented a multiple of 6.0x to 7.0x forecasted 2015 EBITDA. Morgan Stanley added the Company’s forecasted 2014 cash balance and subtracted the Company’s forecasted 2014 debt outstanding to calculate the Company’s calendar year 2014 equity value range. Based on the Company’s assumed 2014 equity value range Morgan Stanley derived a valuation range of $15 to $20 per share based on management projections and $13 to $17 per share based on equity research analyst estimates, representing implied values per share that a financial sponsor might be willing to pay to acquire the Company. Morgan Stanley noted that the consideration to be received by holders of Common Stock in the Offer and the Merger was $25.00 per share.

Premia Paid Analysis

Morgan Stanley performed a premia paid analysis based upon the premia paid relative to prices 30 days prior to announcement in certain identified precedent merger and acquisition transactions. The selected transactions considered were all-cash transactions involving a U.S. public target with an aggregate value greater than $500 million since September 2007. Morgan Stanley selected a premia range of 25% to 50% based on this data and applied that to the Company’s closing stock price on September 4, 2009. This resulted in a valuation range of $21 to $26 per share. Morgan Stanley noted that the consideration to be received by holders of Common Stock in the Offer and the Merger was $25.00 per share.

In connection with the review of the Offer and the Merger by the Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor they considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinions. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of shares of Common Stock and in connection with the delivery of its opinion dated October 5, 2009 to the Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

The merger consideration was determined through negotiations between the Company and Parent and was approved by the Board of Directors. Morgan Stanley provided advice to the Company during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Company, the Board of Directors or that any specific merger consideration constituted the only appropriate consideration for the Offer and the Merger.

In addition, Morgan Stanley’s opinion and its presentation to the Board of Directors were one of many factors taken into consideration by the Board of Directors in deciding to approve the Merger. Consequently, the analyses as described above, and the other views and analysis of Morgan Stanley referenced throughout this document should not be viewed as determinative of the opinion of the Board of Directors with respect to the consideration to be received by holders of Common Stock in the Offer and the Merger or of whether the Board of Directors would have been willing to agree to different consideration.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of the Company, or any other parties, commodities or currencies involved in the Offer and the Merger. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for the buyer and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to the buyer in the future and would receive fees for the rendering of these services.

Pursuant to the terms of Morgan Stanley’s engagement letter with the Company, Avocent has agreed to pay Morgan Stanley a transaction fee of approximately $16,200,000, a portion of which became payable upon delivery of Morgan Stanley’s fairness opinion described herein and the remainder of which will be payable upon consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for certain of its expenses, including attorneys’ fees, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

(e) Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each of Avocent’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer or the Merger.

Morgan Stanley & Co. Incorporated.  The Board of Directors selected Morgan Stanley as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated August 25, 2009, Avocent engaged Morgan Stanley to act as its exclusive financial advisor in connection with the possible sale of Avocent. Pursuant to this letter agreement, Morgan Stanley is entitled to receive $16,200,000 for its services. Avocent has also agreed to reimburse Morgan Stanley for its expenses, including attorneys’ fees and disbursements, and to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against various liabilities and expenses, relating to or arising out of Morgan Stanley’s engagement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, except for the following transactions:

	Date of		Number of
Name	Transaction	Nature of Transaction	Shares	Price/share

The Company(1)	9/1/2009	Purchase	25,000	$16.444
The Company(1)	9/2/2009	Purchase	25,000	$16.682

(1)	Purchased under the stock repurchase program approved by the Board of Directors.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a)     Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

(b)     Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)     Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Stockholder Approval. The Company has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option. Pursuant to the terms of the Merger Agreement following the Acceptance Date, if Purchaser acquires more than a majority but less than 90% of the Shares calculated on a fully-diluted basis, Purchaser has the option (the “Top-Up Option”) to purchase from the Company, subject to certain limitations, up to a number of additional Shares (the “Top-Up Shares”) sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the option, calculated on a fully-diluted basis or, at Parent’s election, on a primary basis at the Effective Time. The exercise price for the Top-Up Option will equal the Offer Price and will be paid in cash or by issuance by Purchaser to the Company of a promissory note bearing 3.0% per annum. Pursuant to the terms of the Merger Agreement, the Top-Up Option is only exercisable during the ten business day period following the Acceptance Date or, if a subsequent offering period is provided for, during the ten business day period following the expiration of the subsequent offering period. The Merger Agreement provides that the notice from Purchaser exercising the Top-Up Option shall include an undertaking by Parent and Purchaser that, as promptly as practicable following such exercise of the Top-Up Option, Purchaser intends to and Parent shall cause Purchaser to, consummate the Merger in accordance with the short-form merger provisions of Section 253 of the DGCL (as described below). Moreover, the Merger Agreement provides that the Top-Up Option shall not be exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares. Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, Purchaser will effect the Merger under the “short form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 13 of the Offer to Purchase for more information regarding the Top-Up Option.

Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser holds at least 90% of the Shares pursuant to the Offer or otherwise, then subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the stockholders of the Company if permitted to do so under the DGCL. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to the Offer or the Merger.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent expects to file a Premerger Notification and Report Form on or around October 20, 2009 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and the required waiting period with respect to the Offer and the Merger will expire 15 calendar days after such filing unless earlier terminated by the FTC and the Antitrust Division or Parent and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s and Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company expects to file its Premerger Notification and Report Form on or around October 20, 2009, in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

Austria. The acquisition of Shares pursuant to the Offer is subject to the Austrian Cartel Act 2005, and may be consummated only if a notification has been submitted to the Federal Competition Authority and the Federal Cartel Prosecutor (together, “Statutory Parties”), and the Statutory

Parties have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four week waiting period from the filing of a complete notification. In case such an in-depth examination has been requested, the waiting period may be extended for up to an additional five months, and the acquisition of Shares pursuant to the Offer may not be consummated until the Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court has discontinued the examination proceedings.

Germany. The acquisition of Shares pursuant to the Offer is subject to the German Act against Restraints on Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the waiting period may be extended for up to an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the waiting period.

Hungary. The acquisition of Shares pursuant to the Offer is subject to the Hungarian Competition Act (Act LVII of 1996 on the prohibition of unfair and restrictive commercial practices). After Parent submits a complete notification (the “Hungarian Notification”) with respect to the Offer to the Hungarian Competition Office (Gazdasági Versenyhivatal, or “GVH”), the GVH decides upon the Hungarian Notification either in a simplified proceeding or in a full proceeding. In case of a simplified proceeding, the GVH shall pass its resolution on the merits within 35 working days as of the filing of the Hungarian Notification, which deadline may be prolonged by the GVH once by 15 working days. In case of a full proceeding, the GVH shall pass its resolution on the merits within four months as of the filing of the Hungarian Notification, which deadline may be prolonged by the GVH once by 45 working days. In its resolution on the merits, the GVH may either (i) approve the acquisition, or (ii) set conditions for the approval or prescribe certain obligations for Emerson, or (iii) may decline approval.

Ireland. The acquisition of Shares pursuant to the Offer is subject to the Irish Competition Act, 2002. Parent is required to submit a premerger notification to the Competition Authority (the “Authority”) within one month after the Offer is made. Following such notification, the Merger may not be consummated until either the Authority has issued a clearance for the proposed transaction or a waiting period of one month (or, where the Authority, within one month of receipt of the notification, requests more information, one month following the date of receipt by the Authority of such information) has expired without the Authority having prohibited the proposed transaction. If the Authority commences a second-stage investigation, the waiting period may be extended for up to an additional three months.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Projected Financial Information.

In connection with Emerson’s due diligence review, we provided to Emerson certain projected financial information concerning Avocent. In addition, we provided the same information to its financial advisor, Morgan Stanley. These internal financial projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, our performance, the marketplace for our products, industry performance, general business and economic conditions, customer requirements, competition, our ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Cautionary Note Regarding Forwarding-Looking Statements” below.

There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that we, Emerson, Purchaser, any of our or their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of us, Emerson, Purchaser, any of our or their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of us, Emerson, Purchaser, any of our or their respective financial advisors or any of our or their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

The financial projections do not take into account any circumstances or events occurring after the date they were prepared in September 2009, including the October 2009 announcement of the potential acquisition of Avocent by Emerson and Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause our customers to delay or cancel purchases of our products or services pending the consummation of the Offer and the Merger or the clarification of Emerson’s intentions with respect to the conduct of our business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect our ability to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein should not be deemed an admission or representation by us, Emerson or Purchaser with respect to the projections or that the projections are viewed by us, Emerson or Purchaser as material information of Avocent, and in fact we view the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. These financial projections reflect numerous assumptions including, among other things, that the global economy in general and technology-related spending recover gradually from the current recession, that our server-linked products grow approximately 3 - 4% per year from 2010 to 2012 in relation to forecasted server unit shipment growth, that we continue to fund certain significant sales force expansion and internal research and development programs to generate longer term revenue growth, that we complete no new material acquisitions, that we continue to attain cost reductions to offset pricing pressures and thus maintain hardware gross margins, that we conduct no further share repurchases other than to offset employee stock awards and that currency exchange rates, interest rates, inflation rates and statutory tax rates remain constant during this period.

These internal financial projections are not being included in this Information Statement to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by us to Emerson and our financial advisor, Morgan Stanley. The information from these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Avocent contained elsewhere in this Information Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

Avocent Corporation Projected Financial Information

	2009	2010	2011	2012
Total revenue	$535 million	$578 million	$622 million	$670 million
Gross margin	65.7%	67.4%	68.0%	68.7%
Operating margin	16.2%	18.2%	20.7%	22.8%

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,”

“strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in the Company’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that the Company’s customers may delay or refrain from purchasing the Company’s services due to uncertainties about the Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk of ongoing litigation or that additional litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated October 15, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Letter dated October 15, 2009 to stockholders of Avocent Corporation.*
(a)(5)	Joint Press Release issued by Avocent Corporation and Emerson Electric Co. on October 6, 2009 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by Avocent Corporation on October 6, 2009).
(e)(1)	Agreement and Plan of Merger, dated October 5, 2009, among Avocent Corporation, Emerson Electric Co. and Globe Acquisition Corporation (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2009).
(e)(2)	Confidentiality Agreement, dated as of June 16, 2009, between Emerson Electric Co. and Avocent Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(e)(3)	Exclusivity Agreement, dated as of September 17, 2009, between Emerson Electric Co. and Avocent Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).

Exhibit
Number	Description

(e)(4)	Certificate of Incorporation of Aegean Sea Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement of Form S-4 filed with the SEC on March 31, 2000).
(e)(5)	Certificate of Amendment of Certificate of Incorporation (changing name from Aegean Sea Inc. to Avocent Corporation) (incorporated by reference to Exhibit 3.1.1 to the Company’s Annual Report of Form 10-K filed with the SEC on March 27, 2001).
(e)(6)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(7)	Form of Avocent Corporation Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2008).
(e)(8)	Form of Amended and Restated Employment and Noncompetition Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).
(e)(9)	Amended and Restated Employment and Noncompetition Agreement by and among Avocent Huntsville Corp., Avocent Corporation and Michael J. Borman, dated as of December 30, 2008.*
(e)(10)	Avocent Corporation 2008 Inducement Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.18 to the Company’s Current Report on Form 8-K/A filed with the SEC on August 4, 2008).
(e)(11)	Revised Forms of Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2008 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 99.20 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(12)	Forms of Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2008 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 99.18 to the Company’s Current Report on Form 8-K/A filed with the SEC on August 4, 2008).
(e)(13)	Avocent Corporation 2005 Equity Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14/A with the SEC on April 29, 2009).
(e)(14)	Revised Forms of Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.20 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(15)	Form of Amended Notice of Grant of Restricted Stock Units and Amended and Restated Restricted Stock Unit Agreement for Directors for Avocent Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).
(e)(16)	Forms of Stock Option, Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.16 to the Company’s Current Report on Form 8-K filed with the SEC on June 15, 2006).
(e)(17)	Form of Amendment to Option Agreement for Directors regarding Change of Control of the Company (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report of Form 10-K filed with the SEC on March 12, 2004).

Exhibit
Number	Description

(e)(18)	Avocent Corporation 2003 Stock Option Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14/A with the SEC on April 30, 2003).
(e)(19)	Avocent Corporation 2003 Inducement Plan (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2004).
(e)(20)	Avocent Corporation 2000 Stock Option Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14/A with the SEC on November 3, 2000).
(e)(21)	Avocent Corporation 2000 Transition Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2000).
(e)(22)	Avocent Corporation 2000 Employee Stock Purchase Plan (as amended and restated October 21, 2008) (incorporated by reference to Exhibit 99.21 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(23)	Cybex Computer Products Corporation 1998 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Cybex Computer Products Corporation’s Annual Report on Form 10-K filed with the SEC on June 26, 1998).
(e)(24)	Avocent Corporation 2000 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 99.21 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(25)	Avocent Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).
(e)(26)	Summary of Avocent Corporation 2009 Executive Cash Bonus Program (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with SEC on January 28, 2009).
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Morgan Stanley & Co. Incorporated, dated October 5, 2009.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVOCENT CORPORATION

By:	/s/ MICHAEL J. BORMAN
     Michael J. Borman
     Chief Executive Officer

Dated: October 15, 2009

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated October 15, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Letter dated October 15, 2009 to stockholders of Avocent Corporation.*
(a)(5)	Joint Press Release issued by Avocent Corporation and Emerson Electric Co. on October 6, 2009 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by Avocent Corporation on October 6, 2009).
(e)(1)	Agreement and Plan of Merger, dated October 5, 2009, among Avocent Corporation, Emerson Electric Co. and Globe Acquisition Corporation (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2009).
(e)(2)	Confidentiality Agreement, dated as of June 16, 2009, between Emerson Electric Co. and Avocent Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(e)(3)	Exclusivity Agreement, dated as of September 17, 2009, between Emerson Electric Co. and Avocent Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Globe Acquisition Corporation and Emerson Electric Co. on October 15, 2009).
(e)(4)	Certificate of Incorporation of Aegean Sea Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement of Form S-4 filed with the SEC on March 31, 2000).
(e)(5)	Certificate of Amendment of Certificate of Incorporation (changing name from Aegean Sea Inc. to Avocent Corporation) (incorporated by reference to Exhibit 3.1.1 to the Company’s Annual Report of Form 10-K filed with the SEC on March 27, 2001).
(e)(6)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(7)	Form of Avocent Corporation Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2008).
(e)(8)	Form of Amended and Restated Employment and Noncompetition Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).
(e)(9)	Amended and Restated Employment and Noncompetition Agreement by and among Avocent Huntsville Corp., Avocent Corporation and Michael J. Borman, dated as of December 30, 2008.*
(e)(10)	Avocent Corporation 2008 Inducement Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.18 to the Company’s Current Report on Form 8-K/A filed with the SEC on August 4, 2008).

Exhibit
Number	Description

(e)(11)	Revised Forms of Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2008 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 99.20 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(12)	Forms of Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2008 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 99.18 to the Company’s Current Report on Form 8-K/A filed with the SEC on August 4, 2008).
(e)(13)	Avocent Corporation 2005 Equity Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14/A with the SEC on April 29, 2009).
(e)(14)	Revised Forms of Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.20 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(15)	Form of Amended Notice of Grant of Restricted Stock Units and Amended and Restated Restricted Stock Unit Agreement for Directors for Avocent Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).
(e)(16)	Forms of Stock Option, Restricted Stock Unit and Performance Share Agreements for Avocent Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.16 to the Company’s Current Report on Form 8-K filed with the SEC on June 15, 2006).
(e)(17)	Form of Amendment to Option Agreement for Directors regarding Change of Control of the Company (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report of Form 10-K filed with the SEC on March 12, 2004).
(e)(18)	Avocent Corporation 2003 Stock Option Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14/A with the SEC on April 30, 2003).
(e)(19)	Avocent Corporation 2003 Inducement Plan (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2004).
(e)(20)	Avocent Corporation 2000 Stock Option Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14/A with the SEC on November 3, 2000).
(e)(21)	Avocent Corporation 2000 Transition Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2000).
(e)(22)	Avocent Corporation 2000 Employee Stock Purchase Plan (as amended and restated October 21, 2008) (incorporated by reference to Exhibit 99.21 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(23)	Cybex Computer Products Corporation 1998 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Cybex Computer Product Corporation’s Annual Report on Form 10-K filed with the SEC on June 26, 1998).
(e)(24)	Avocent Corporation 2000 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 99.21 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2008).
(e)(25)	Avocent Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2009)

Exhibit
Number	Description

(e)(26)	Summary of Avocent Corporation 2009 Executive Cash Bonus Program (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with SEC on January 28, 2009).
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Morgan Stanley & Co. Incorporated, dated October 5, 2009.

*	Filed herewith.